

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 19, 2008

Mr. W. Benjamin Moreland
Executive Vice President and Chief Financial Officer
Crown Castle International Corp.
1220 Augusta Drive, Suite 500
Houston, TX 77057-2261
Facsimile: (713) 570-3053

      **RE: Crown Castle International Corp.
             Form 10-K for the year ended December 31, 2007
             Filed February 27, 2008
             File No. 1-16441**

Dear Mr. Moreland:

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  /s/ Larry Spirgel
                  Assistant Director